                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              ENCLAVES GROUP, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   29254E 10 1
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                                 (CUSIP number)

                            ROBERT H. FRIEDMAN, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 8, 2005
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box. |_|

            NOTE:  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

            *The  remainder  of  this  cover  page  shall  be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange  Act of 1934 ("Act") or otherwise  subject to the  liabilities  of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

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CUSIP No. 29254E 10 1                  13D                     Page 2 of 6 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Homes For America Holdings, Inc.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                    OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                    Nevada
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    148,225,057,111
 OWNED BY
   EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                148,225,057,111
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    148,225,057,111
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    98.6%
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    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 29254E 10 1                  13D                     Page 3 of 6 pages
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      The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as  specifically  set forth.

      Item 1 is hereby amended and restated to read as follows:

Item 1.     Security and Issuer.
            -------------------

            This  Statement  relates  to the common  stock,  $.001 par value per share ("COMPANY COMMON STOCK"),  of Enclaves Group, Inc. (the "COMPANY"),  whose principal  executive  offices are located at 2550 East Trinity Mills Road, Suite
122, Carrollton, Texas 75006.

      Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            On April 27, 2005, Alliance Towers, Inc. ("ALLIANCE") entered into a
Stock  Purchase  Agreement and Share Exchange (the  "EXCHANGE  AGREEMENT")  with
Robert C.  Sandberg,  Michael  Delin,  the  Reporting  Person  and the  Company,
pursuant to which the Reporting  Person exchanged 10,000 shares of common stock,
$.001 par value per share, of the Company for an aggregate of (i)  2,818,936,770 shares of Alliance common stock,  $.001 par value per share,  ("ALLIANCE  COMMON
STOCK") and (ii) 6,000,000 shares of Series A Convertible Preferred Stock of the
Alliance, $.001 par value per share ("ALLIANCE SERIES A PREFERRED STOCK"), which preferred stock was  convertible,  at the option of the Reporting  Person,  into
38,621,264,600  shares of Alliance  Common Stock.  In addition,  pursuant to the
Exchange  Agreement,  immediately  following the closing,  the Reporting  Person exchanged 816,000 shares of the Company's Series A Convertible  Preferred Stock,
$.001 par value per share, for 816,000 shares of Series B Convertible  Preferred
Stock of  Alliance,  $.001 par value per  share  ("ALLIANCE  SERIES B  PREFERRED
STOCK"),  which preferred stock was convertible,  at the option of the Reporting
Person, into  106,784,855,741  shares of Alliance Common Stock. By virtue of the
Exchange Agreement,  the Reporting Person beneficially owned approximately 98.6%
of Alliance Common Stock, as calculated on a fully diluted basis.

            In addition, on April 28, 2005, Alliance  reincorporated in Delaware by merging with and into the Company,  pursuant to which each outstanding  share of Alliance Common Stock was converted into an equal number of shares of Company
Common Stock,  each  outstanding  share of Alliance Series A Preferred Stock was converted  into an equal  number  of  shares  of  Company  Series B  Convertible
Preferred Stock,  $.001 par value per share ("COMPANY SERIES B PREFERRED STOCK")
(which provides holders with the same rights previously  afforded to the holders of Alliance Series A Preferred  Stock),  and each outstanding  share of Alliance
Series B Preferred Stock was converted into an equal number of shares of Company
Series A Convertible Preferred Stock, $.001 par value per share ("COMPANY SERIES
A PREFERRED  STOCK")  (which  provides  holders with the same rights  previously afforded to the holders of Alliance Series B Preferred  Stock). On July 8, 2005,
the  Reporting  Person  converted  its  6,000,000  shares  of  Company  Series B
Preferred Stock into 38,621,264,600 shares of Common Stock.

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CUSIP No. 29254E 10 1                  13D                     Page 4 of 6 pages
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      Item 5 is hereby amended and restated to read as follows:

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a)   As of the  filing  date  of this  Statement,  the  Reporting  Person beneficially owned 148,225,057,111 shares of Company Common Stock,  representing approximately  98.6% of the Company Common Stock. These  148,225,057,111  shares are comprised of 41,440,201,370 shares of Company Common Stock currently held by the Reporting Person, 38,621,264,600 shares of which were issued upon conversion of the Reporting  Person's  6,000,000 shares of Company Series B Preferred Stock on July 8, 2005,  and  106,784,855,741  shares of Company  Common Stock issuable upon  conversion of the Reporting  Person's  816,000  shares of Company Series A
Preferred Stock. On the date hereof, there were 43,621,264,600 shares of Company
Common Stock issued and outstanding.

            To the best knowledge of the Reporting  Person,  none of the persons listed on Schedule A beneficially owns any Company Common Stock.

      (b)   The Reporting  Person has the sole power to direct the vote and sole power to direct the  disposition of Company Common Stock  beneficially  owned by
it.

      (c)   Except as described in Item 3 above,  the  Reporting  Person has not effected any  transactions  in Company  Common Stock during the past 60 days. In addition,  to the best  knowledge of the Reporting  Person,  none of the persons listed on Schedule A has  effected  any  transactions  in Company  Common  Stock during the past 60 days.

      (d)   No person other than the  Reporting  Person has the right to receive or the power to direct the receipt of dividends  from,  or the proceeds from the sale of, the shares of Company Common Stock  beneficially owned by the Reporting
Person.

      (e)   Not applicable.

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CUSIP No. 29254E 10 1                  13D                     Page 5 of 6 pages
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                                   SIGNATURES

      After  reasonable  inquiry and to the best of my knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                        HOMES FOR AMERICA HOLDINGS, INC.

      Date: July 12, 2005              By: /s/ Robert A. MacFarlane
                                           -----------------------------------
                                           Name:  Robert A. MacFarlane
                                           Title: Chief Executive Officer

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CUSIP No. 29254E 10 1                  13D                     Page 6 of 6 pages
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                                   Schedule A
                                   ----------

Name                          Business Address                 Position                    Citizenship
----                          ----------------                 --------                    -----------
Robert A. MacFarlane          One Odell Plaza            Chairman, Chief               Unites States of America
                              Yonkers, New York 10701    Executive Officer and
                                                         Director

Robert M. Kohn                One Odell Plaza            President, Chief Operating    Unites States of America
                              Yonkers, New York 10701    Officer and Director

R. Karim Chowdhury            One Odell Plaza            Chief Financial Officer,      Unites States of America
                              Yonkers, New York 10701    Vice President, Secretary,
                                                         Treasurer and Director

Joel S. Heffron               One Odell Plaza            Director                      Unites States of America
                              Yonkers, New York 10701

Daniel G. Hayes               One Odell Plaza            Assistant Secretary and       Unites States of America
                              Yonkers, New York 10701    Director